Exhibit 99.1

Independent Auditors’ Review Report (Separate Financial Statements) of Shinhan Financial Group as of September 30, 2021

SHINHAN FINANCIAL GROUP CO., LTD.

Separate Interim Financial Statements

September 30, 2021

(Unaudited)

RESPECTED
TRUSTED
PROFESSIONAL

Samil PricewaterhouseCoopers, 100 Hangang-daero, Yongsan-gu, Seoul 04386, Korea, www.samil.com

Report on Review of Interim Financial Statements

(English Translation of a Report Originally Issued in Korean)

To the Shareholders and Board of Directors of

Shinhan Financial Group Co.,Ltd.

Reviewed Financial Statements

We have reviewed the accompanying separate interim financial statements of Shinhan Financial Group Co., Ltd.(the Company). These financial statements consist of the separate interim statement of financial position of the Company as at September 30, 2021, and the related separate interim statements of comprehensive income for the three-month and nine-month periods ended September 30, 2021 and 2020, and consolidated interim statements of changes in equity and cash flows for the nine-month periods ended September 30, 2021 and 2020, and a summary of significant accounting policies and other explanatory notes, expressed in Korean won.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these separate interim financial statements in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (Korean IFRS) 1034 Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of separate interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to issue a report on these separate interim financial statements based on our review.

We conducted our review in accordance with quarterly or semi-annual review standards established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe the accompanying separate interim financial statements are not presented fairly, in all material respects, in accordance with Korean IFRS 1034 Interim Financial Reporting.

Emphasis of Matter

Without qualifying our conclusion, we draw attention to Note 26 of the financial statements. As explained in Note 26, the rapid spread of the COVID-19 has had a negative impact on the global economy, which can result in an increase in expected credit losses, potential impairment of assets, and negatively affecting the Company's ability to generate revenue.

Other Matters

We have audited the separate statement of financial position of the Company as at December 31, 2020, and the related separate statements of comprehensive income, changes in equity and cash flows for the year then ended, in accordance with Korean Standards on Auditing. We expressed an unqualified opinion on those financial statements, not presented herein, in our audit report dated March 3, 2021. The separate statement of financial position as at December 31, 2020, presented herein for comparative purposes, is consistent, in all material respects, with the above audited statement of financial position as at December 31, 2020.

Review standards and their application in practice vary among countries. The procedures and practices used in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries.

/s/ Samil PricewaterhouseCoopers

November 15, 2021

Seoul, Korea

This report is effective as of November 15, 2021, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying separate interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that there is a possibility that the above review report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

SHINHAN FINANCIAL GROUP CO., LTD.

Separate Interim Statements of Financial Position

As of September 30, 2021 and December 31, 2020

(In millions of won)	Note		September 30, 2021 (Unaudited)	December 31, 2020

Assets
Due from banks at amortized cost	4, 5, 8, 24	~~W~~	139	3
Financial assets at fair value through profit or loss	4, 6, 24		2,327,474	1,810,867
Derivative assets	4, 7		39,392	39,392
Loans at amortized cost	4, 8, 24		3,792,117	3,218,455
Property and equipment	24		4,627	4,755
Intangible assets			5,362	5,605
Investments in subsidiaries	9		30,335,041	29,955,184
Assets held for sale			15,385	15,385
Other assets	4, 8, 24		563,738	434,268
Total assets		~~W~~	37,083,275	35,483,914

Liabilities
Derivative liabilities	4, 7	~~W~~	22,133	22,133
Debt securities issued	4, 10, 24		9,823,320	9,920,059
Defined benefit liabilities	11		6,590	3,137
Deferred tax liabilities			11,194	1,777
Other liabilities	4, 24		591,868	479,711
Total liabilities			10,455,105	10,426,817

Equity	12
Capital stock			2,969,641	2,969,641
Hybrid bonds			3,334,531	2,179,934
Capital surplus			11,350,819	11,351,424
Capital adjustments			(45,797)	(45,718)
Accumulated other comprehensive loss			(6,818)	(6,971)
Retained earnings			9,025,794	8,608,787
Total equity			26,628,170	25,057,097
Total liabilities and equity		~~W~~	37,083,275	35,483,914

See accompanying notes to the separate interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD.

Separate Interim Statements of Comprehensive Income

For the three-month and nine-month periods ended September 30, 2021 and 2020

(In millions of Korean won, except earnings per share data)	Note		September 30, 2021 (Unaudited)		September 30, 2020 (Unaudited)
			Three-month	Nine- month	Three-month	Nine- month
Interest income	21, 24	~~W~~
Financial assets at amortized cost			19,375	54,859	18,884	49,750
Interest expense	24		(52,785)	(158,879)	(60,200)	(174,525)
Net interest expense	13		(33,410)	(104,020)	(41,316)	(124,775)

Fees and commission income	21, 24		15,264	45,786	15,231	46,696
Fees and commission expense	24		(251)	(2,356)	(71)	(312)
Net fees and commission income	14		15,013	43,430	15,160	46,384

Dividend income	15, 21, 24		4,497	1,575,713	892	1,386,640
Net gain on financial assets at fair value through profit or loss	21		2,338	7,056	45,123	77,975
Net foreign currency transaction gain(loss)	21		32,204	41,463	(2,674)	2,309
Provision for credit loss allowance	16		(87)	(582)	(589)	(1,362)
General and administrative expenses	11, 17, 24		(29,168)	(82,645)	(25,102)	(72,096)

Operating income(loss)			(8,613)	1,480,415	(8,506)	1,315,075

Non-operating expense			(1,277)	(1,920)	(354)	(757)

Profit (loss) before income taxes			(9,890)	1,478,495	(8,860)	1,314,318

Income tax expense	19		7,006	9,353	1,923	2,978
Profit (loss) for the period			(16,896)	1,469,142	(10,783)	1,311,340

Other comprehensive income(loss) for the period, net of income tax
Items that will not be reclassified subsequently to profit or loss Re-measurements of the defined benefit liability			-	153	-	(92)

Total comprehensive income (loss) for the period		~~W~~	(16,896)	1,469,295	(10,783)	1,311,248

Basic and diluted earnings (loss) per share in Korean won	20	~~W~~	(101)	2,586	(81)	2,505

See accompanying notes to the separate interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD.

Separate Interim Statements of Changes in Equity

For the nine-month periods ended September 30, 2021 and 2020

		Capital stock	Hybrid bonds	Capital surplus	Capital adjust-ments	Accumulated other comprehe-nsive loss	Retained earnings	Total
Balance at January 1, 2020	~~W~~	2,732,463	1,731,235	10,155,223	(600,000)	(7,420)	8,453,925	22,465,426
Total comprehensive income for the period:
Profit for the period		-	-	-	-	-	1,311,340	1,311,340
Other comprehensive loss		-	-	-	-	(92)	-	(92)
		-	-	-	-	(92)	1,311,340	1,311,248
Transactions with owners:
Dividends		-	-	-	-	-	(883,929)	(883,929)
Issuance of common stocks		236,814	-	1,194,314	-	-	-	1,431,128
Dividend to hybrid bonds		-	-	-	-	-	(70,065)	(70,065)
Issuance of hybrid bonds		-	448,699	-	-	-	-	448,699
Acquisition of treasury stock		-	-	-	(150,448)	-	-	(150,448)
Disposition of treasury stock		-	-	-	554,357	-	-	554,357
Retirement of treasury stock		-	-	-	150,300	-	(150,325)	(25)
Changes in capital adjustments		-	-	(73)	73	-	-	-
		236,814	448,699	1,194,241	554,282	-	(1,104,319)	1,329,717
Balance at September 30, 2020 (Unaudited)	~~W~~	2,969,277	2,179,934	11,349,464	(45,718)	(7,512)	8,660,946	25,106,391
Balance at January 1, 2021	~~W~~	2,969,641	2,179,934	11,351,424	(45,718)	(6,971)	8,608,787	25,057,097
Total comprehensive income for the period:
Profit for the period		-	-	-	-	-	1,469,142	1,469,142
Other comprehensive income		-	-	-	-	153	-	153
		-	-	-	-	153	1,469,142	1,469,295
Transactions with owners:
Annual dividends		-	-	-	-	-	(803,838)	(803,838)
Interim dividends		-	-	-	-	-	(160,223)	(160,223)
Dividend to hybrid bonds		-	-	-	-	-	(88,074)	(88,074)
Issuance of hybrid bonds		-	1,154,597	-	-	-	-	1,154,597
Acquisition of treasury stock		-	-	-	(79)	-	-	(79)
Others		-	-	(605)	-	-	-	(605)
		-	1,154,597	(605)	(79)	-	(1,052,135)	101,778
Balance at September 30, 2021 (Unaudited)	~~W~~	2,969,641	3,334,531	11,350,819	(45,797)	(6,818)	9,025,794	26,628,170

See accompanying notes to the separate interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD.

Separate Interim Statements of Cash Flows

For the nine-month periods ended September 30, 2021 and 2020

			Nine-month periods ended September 30
(In millions of won)	Note		2021 (Unaudited)	2020 (Unaudited)

Cash flows from operating activities
Profit before income taxes		~~W~~	1,478,495	1,314,318
Adjustments for:
Interest income	13		(54,859)	(49,750)
Interest expense	13		158,879	174,525
Dividend income	15		(1,575,713)	(1,386,640)
Net gain on financial assets at fair value through profit or loss			(645)	(2,852)
Net gain on derivative instruments			-	(69,462)
Provision for credit loss allowance	16		582	1,362
Employee benefits			6,038	99
Depreciation and amortization	17		2,217	2,152
Net foreign currency translation loss(gain)			(36,742)	(3,688)
Non-operating expense			643	-
			(1,499,600)	(1,334,254)
Changes in assets and liabilities:
Deposits			-	(750,000)
Financial assets at fair value through profit or loss			(42,856)	(691,288)
Other assets			1,115	(159)
Defined benefit liabilities			1,946	(1,948)
Other liabilities			(14,049)	(5,055)
			(53,844)	(1,448,450)

Interest received			60,819	48,293
Interest paid			(163,161)	(175,869)
Dividend received			1,569,688	1,385,953
Income tax paid			(14)	-
Net cash inflow(outflow) from operating activities			1,392,383	(210,009)

Cash flows from investing activities
Acquisition of financial assets at fair value through profit or loss			(450,024)	(100,000)
Lending of loans at amortized cost			(833,384)	(1,600,603)
Collection of loans at amortized cost			369,000	230,000
Acquisition of property and equipment			(1,913)	(639)
Proceeds from disposal of property and equipment			45	-
Proceeds from disposal of intangible assets			200	-
Increase in other assets			(1,318)	-
Acquisition of investments in subsidiaries			(379,857)	(71,489)
Net cash outflow from investing activities			(1,297,251)	(1,542,731)

SHINHAN FINANCIAL GROUP CO., LTD.

Separate Interim Statements of Cash Flows (Continued)

For the nine-month periods ended September 30, 2021 and 2020

			Nine-month periods ended September 30
(In millions of won)	Note		2021 (Unaudited)	2020 (Unaudited)

Cash flows from financing activities
Issuance of common stocks		~~W~~	-	1,154,815
Issuance of hybrid bonds			1,154,597	448,699
Issuance of debt securities			1,235,000	1,761,250
Repayments of debt securities issued			(1,429,000)	(789,000)
Debenture issuance costs paid			(2,003)	(4,850)
Stock issuance costs paid			(605)	-
Proceeds from borrowings			-	520,000
Payments of borrowings			-	(230,000)
Dividends paid			(1,051,636)	(953,586)
Acquisition of treasury stock			(79)	(150,448)
Disposition of and incineration cost of treasury stock			-	(3,033)
Repayments of lease liabilities			(1,269)	(1,253)
Net cash inflow(outflow) from financing activities			(94,995)	1,752,594

Net increase(decrease) in cash and cash equivalents			137	(146)

Cash and cash equivalents at the beginning of the period	23		-	164

Cash and cash equivalents at the end of the period	23	~~W~~	137	18

See accompanying notes to the separate interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

1. Reporting entity

Shinhan Financial Group Co., Ltd. (hereinafter referred to as "the Company") was established on September 1, 2001 for the main business purposes such as control and management of companies operating in the financial industry, and financial support for subsidiaries. In addition, the stocks were listed on the Korea Exchange on September 10, 2001, and the Company was registered with the Securities and Exchange Commission (SEC) on September 16, 2003, and on the same date, ADS (American Depositary Shares) was listed on the New York Stock Exchange (NYSE).

2. Basis of preparation

(a)	Statement of compliance

The Company maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language (Hangul) in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (K-IFRS). The accompanying separate interim financial statements have been condensed, restructured and translated into English from the Korean language financial statements.

The separate interim financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed in the Act on External Audit of Stock Companies of the Republic of Korea. These separate interim financial statements were prepared in accordance with K-IFRS No.1034, ‘Interim Financial Reporting’ as part of the period covered by the Company’s K-IFRS annual financial statements and contains less information than required in the annual separate financial statements. Selective comments include a description of transactions or events that are significant in understanding the changes in the financial position and management performance of the Company that occurred after December 31, 2020.

The separate interim financial statements of the Company are separate financial statements prepared in accordance with K-IFRS No. 1027 ‘Separate Financial Statements’ in which presented on the basis of direct equity investments, not on that the controlling company, equity interests in associates and joint ventures does not base the investment on the investee’s reported performance and net assets.

(b) Use of estimates and judgments

The preparation of the condensed separate interim financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. When estimates and assumptions based on management's judgment as of the end of the interim reporting period differ from the actual, actual results may differ from these estimates.

Estimates and underlying assumptions about estimates are continually reviewed, and changes in accounting estimates are recognized for the period in which the estimates are changed and the period to be affected in the future. Income tax expense in the interim period is measured by applying the expected annual income tax rate, i.e. the estimated average annual effective income tax rate.

In preparing these condensed separate interim financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty are, except for the method of estimation used to determine the income tax expense for the interim period, the same as those that applied to the separate financial statements as of and for the year ended December 31, 2020.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

3. Significant accounting policies

The Company applies the same accounting policies applied as when preparing the annual separate financial statements for the year ended December 31, 2020, except for the following amendments that has been applied for the first time since January 1, 2021 and as described in Note 2. (b).

(a) K-IFRS No.1109, ‘Financial Instruments’ and K-IFRS No.1039, ‘Financial Instruments: Recognition and Measurement’ and K-IFRS No.1107, ‘Financial Instruments: Disclosures’ Revision’ and K-IFRS No.1104, ‘Insurance Contracts’ K-IFRS No.1116, ‘Leases’ amended – Interest rate benchmark reform

The effective interest rate, not the carrying amount, is adjusted when replacing the interest rate index of a financial instrument measured at amortized cost in relation to the reform of the interest rate index. It includes exceptions, such as allowing hedge accounting to continue uninterrupted even if an interest rate indicator replacement occurs in a hedging relationship. The Company is determining whether there will be any impacts on the financial statements due to the amendments.

(b) Amendments to K-IFRS No.1116 ‘Lease’ - The practical expedient for the exemption, discount or deferral of rent related to COVID-19

The International Accounting Standards Board amended this Standard in March 2021. According to the amendment, the International Accounting Standards Board has extended the application of the practical expedient, a lessee may elect not to assess whether a rent concession occurring as a direct consequence of the COVID-19 pandemic is a lease modification, by one year. A lessee shall apply the practical expedient consistently to eligible contracts with similar characteristics and in similar circumstances, irrespective of whether the contract became eligible for the practical expedient as a result of the lessee applying the practical expedient. However, no practical expedient under these amendments is provided to lessors. The practical expedient under this amendment applies only to rent concessions that meet all of the following conditions:

- The change in lease payments results in revised consideration for the lease that is substantially the same as, or less than, the consideration for the lease immediately preceding the change;

- Any reduction in lease payments affects only payments originally due on or before June 30, 2022; and

- There is no substantive change to other terms and conditions of the lease.

The Company has applied that a lessee may elect not to assess whether a rent concession occurring as a direct consequence of the COVID-19 pandemic is a lease modification.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

4. Financial risk management

(a) Overview

As a financial services provider, Shinhan Financial Group Co., Ltd. and its subsidiaries (hereinafter referred to as the “Group”) are exposed to various risks that may occur in each business area, and the main risks are credit risk, market risk, interest rate risk and liquidity risk. These risks are recognized, measured, controlled and reported in accordance with the basic risk management policies established by the controlling company and each subsidiary.

i) Risk management organization

The Group's basic policies and strategies for risk management are established by the Risk Management Committee (hereinafter referred to as the “Group Risk Management Committee”) within the board of directors of the parent company. The Group's Chief Risk Management Officer (CRO) assists the Group Risk Management Committee and discusses risk policies and strategies of the group and each subsidiary through the Group Risk Council, which consists of each subsidiary's Chief Risk Management Officer. Subsidiaries implement the group's risk policies and strategies through risk management committees, risk-related working committees, and risk management organizations for each company, and consistently establish and implement detailed risk policies and strategies for subsidiaries. The risk management team of the parent company performs the risk management and supervision work by assisting the group's chief risk manager.

Shinhan Financial Group has a hierarchical limit system to manage the group's risks at an appropriate level. The Group Risk Management Committee sets the risk limits that can be borne by the group and each subsidiary, and the risk management committees and management level risk groups of each subsidiary establish and manage detailed risk limits by risk type, department, desk, and product.

ii) Risk management framework

ii-1) Risk Capital Management

Risk capital refers to capital necessary to compensate for losses in case of a potential risk being realized, and risk capital management refers to the process of asset management based on considerations of risk exposure and risk appetite, which is a datum point on the level of risk burden compared to available capital. As part of the Group’s risk capital management, the Group has adopted and maintains various risk planning processes and reflects such risk planning in the Group’s business and financial planning. The Group also has adopted and maintains a risk limit management system to ensure that risks in the Group’s business do not exceed prescribed limits.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

4. Financial risk management (continued)

(a) Overview (continued)

ii) Risk management framework (continued)

ii-2) Risk monitoring

The Group proactively, preemptively and periodically review risks that may impact our overall operations, through a multidimensional risk monitoring system. Currently, each of subsidiaries is required to report to the Company any factors that could have a material impact on the group-wide risk management, and the Company reports to the Group’s Chief Risk Officer and other members of the Group’s senior management the results of risk monitoring on a weekly, monthly and on an ad hoc basis as needed.

In addition, the Group performs preemptive risk management through a “risk dashboard system” under which the Group closely monitors any increase in asset size, risk levels and sensitivity to external factors with respect to the major asset portfolios of each of subsidiaries, and to the extent such monitoring yields any warning signals, the Group promptly analyze the causes and, if necessary, formulates and implements actions in response to these warning signals.

ii-3) Risk review

The risk management departments of all subsidiaries are required to review in advance on matters relating to the adoption of new financial transactions, relating to the entry into new business concerning investment and capital increase, and relating to setting and changing limits. Through these reviews, risk factors are reviewed in advance, reckless promotion of business that may not easily detect risk factors are barred, and reasonable decision-making is supported.

The risk management departments of all subsidiaries are required to review all new businesses, products and services prior to their launch and closely monitor the development of any related risks following their launch, and in the case of any action that involves more than one subsidiary, the relevant risk management departments are required to consult with the risk management team at the controlling company level prior to making any independent risk reviews.

ii-4) Crisis management

The Group maintains a group wide risk management system to detect the signals of any risk crisis and, in the event of a crisis actually happening, to respond on a timely, efficient and flexible basis so as to ensure the Group’s survival as a going concern. Each subsidiary maintains crisis planning for three levels of contingencies, namely, “alert”, “imminent crisis” and “crisis”, determination of which is made based on quantitative and qualitative monitoring and consequence analysis, and upon the happening of any such contingency, is required to respond according to a prescribed contingency plan. At the controlling company level, the Company maintains and installs crisis detection and response system which is applied consistently group-wide, and upon the happening of any contingency at two or more subsidiary level, the Company directly takes charge of the situation so that the Company manages it on a concerted group wide basis.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

4. Financial risk management (continued)

(b) Credit risk

i) Credit risk management

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s receivables from customers and investment securities. The Company’s credit risk management encompasses all areas of credit that may result in potential economic loss, including not just transactions that are recorded on balance sheets, but also off-balance-sheet transactions such as guarantees, loan commitments and derivative transactions.

< Techniques, assumptions and input variables used to measure impairment>

i-1) Determining significant increases in credit risk since initial recognition

At the end of each reporting period, the Company assesses whether the credit risk on a financial instrument has increased significantly since initial recognition. When making the assessment, the Company uses the change in the risk of a default occurring over the expected life of the financial instrument instead of the change in the amount of expected credit losses. To make that assessment, the Company compares the risk of a default occurring on the financial instrument as at the reporting date with the risk of a default occurring on the financial instrument as at the date of initial recognition and consider reasonable and supportable information, that is available without undue cost or effort, that is indicative of significant increases in credit risk since initial recognition.

i-1-1) Measuring the risk of default

The Company assigns an internal credit risk rating to each individual exposure based on observable data and historical experiences that have been found to have a reasonable correlation with the risk of default. The internal credit risk rating is determined by considering both qualitative and quantitative factors that indicate the risk of default, which may vary depending on the nature of the exposure and the type of borrower.

i-1-2) Measuring term structure of probability of default

Internal credit rate is a key input variable for determining term structure of probability of default. The Company accumulates information after analyzing the information regarding exposure to credit risk and default information by the type of product and borrower and results of internal credit risk assessment. For some portfolios, the Company uses information obtained from external credit rating agencies when performing these analyses. The Company applies statistical techniques to estimate the probability of default for the remaining life of the exposure from the accumulated data and to estimate changes in the estimated probability of default over time.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

4. Financial risk management (continued)

(b) Credit risk (continued)

i) Credit risk management (continued)

i-1-3) Significant increases in credit risk

The Company uses the indicators defined as per portfolio to determine the significant increase in credit risk and such indicators generally consist of changes in the risk of default estimated from changes in the internal credit risk rating, qualitative factors, days of delinquency, and others.

i-2) Risk of default

The Company considers a financial asset to be in default if it meets one or more of the following conditions:

- if a borrower is overdue 90 days or more from the contractual payment date,

- if the Company judges that it is not possible to recover principal and interest without enforcing the collateral on a financial asset

The Company uses the following indicators when determining whether a borrower is in default:

- qualitative factors (e.g. breach of contract terms),

- quantitative factors (e.g. if the same borrower does not perform more than one payment obligations to the Company, the number of days past due per payment obligation. However, in the case of a specific portfolio, the Company uses the number of days past due for each financial instrument)

- internal data and external data

The definition of default applied by the Company generally conforms to the definition of default defined for regulatory capital management purposes; however, depending on the situations, the information used to determine whether a default has incurred and the extent thereof may vary.

i-3) Reflection of forward-looking information

The Company reflects forward-looking information presented by internal experts based on a variety of information when measuring expected credit losses. For the purpose of estimating these forward-looking information, the Company utilizes the economic outlook published by domestic and overseas research institutes or government and public agencies.

The Company identified the key macroeconomic variables needed to forecast credit risk and credit losses for each portfolio as follows by analyzing past experience data and drew correlations across credit risk for each variable. After that, the Company has reflected the forward-looking information through regression estimation.

Key macroeconomic variables	Correlation with credit risk
KOSPI	Negative
Private consumption index	Negative
Facility investment growth rate	Negative

The predicted correlations between the macroeconomic variables and the risk of default, used by the Company, are derived based on data from the past ten years.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

4. Financial risk management (continued)

(b) Credit risk (continued)

i) Credit risk management (continued)

i-4) Measurement of expected credit losses

Key variables used in measuring expected credit losses are as follows:

- Probability of default (“PD”)

- Loss given default (“LGD”)

- Exposure at default (“EAD”)

These variables have been estimated from historical experience data by using the statistical techniques developed internally by the Shinhan Bank and have been adjusted to reflect forward-looking information.

Estimates of PD over a specified period are estimated by reflecting characteristics of counterparties and their exposure, based on a statistical model at a specific point of time and considering the distribution of ratings so that the counterparty or exposure is not concentrated on a specific rating.

LGD refers to the expected loss if a borrower defaults. The Company calculates LGD based on the experience recovery rate measured from past default exposures. The model for measuring LGD is developed to reflect type of collateral, seniority of collateral, type of borrower, and cost of recovery. In particular, LGD for retail loan products uses loan to value (LTV) as a key variable. The recovery rate reflected in the LGD calculation is based on the present value of recovery amount, discounted at the effective interest rate.

EAD refers to the expected exposure at the time of default. The Company derives EAD reflecting a rate at which the current exposure is expected to be used additionally up to the point of default within the contractual limit. EAD of financial assets is equal to the total carrying amount of the asset, and EAD of loan commitments or financial guarantee contracts is calculated as the sum of the used amount previously withdrawn and the amount expected to be used in the future.

In measuring expected credit losses on financial assets, the Company uses the contractual maturity as the period subject to expected credit loss measurement. The contractual maturity is computed taking into account the extension right held by the borrower.

Risk factors of PD, LGD and EAD are collectively estimated according to the following criteria:

- Type of products

- Internal credit risk rating

- Type of collateral

- Loan to value (“LTV”)

- Industry that the borrower belongs to

- Location of the borrower or collateral

- Days of delinquency

The criteria for classifying groups are periodically reviewed to maintain homogeneity of the group and adjusted if necessary. The Company uses external benchmark information to supplement internal information for a particular portfolio that did not have sufficient internal data accumulated from the past experience.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

(In millions of won)

4. Financial risk management (continued)

(b) Credit risk (continued)

i) Credit risk management (continued)

i-5) Write-off of financial assets

The Company writes off a portion of or entire loan or debt security for which the Company does not expect to receive its principal and interest. In general, the Company writes off the balance when it is deemed that the borrower has no sufficient resources or income to repay the principal and interest. Such determination on write-off is carried out in accordance with the internal rules of the Company and is carried out with the approval of Financial Supervisory Service, if necessary. The Company may continue to exercise its right of collection under its own recovery policy even after the write-off of financial assets.

ii) The Company’s maximum exposure to credit risk without taking into account of any collateral held or other credit enhancements as of September 30, 2021 and December 31, 2020 are as follows:

			September 30, 2021	December 31, 2020
Due from banks and loans at amortized cost(*1):	Banks	~~W~~	139	3
	Corporations		3,792,117	3,218,455
			3,792,256	3,218,458
Financial assets at fair value through profit or loss			1,758,934	1,709,421
Derivative assets			39,392	39,392
Other financial assets at amortized cost(*1)(*2)			562,234	434,067
		~~W~~	6,152,816	5,401,338

(*1) The maximum exposure amounts for due from banks, loans and other financial assets at amortized cost are measured as net of allowances.

(*2) Comprise accounts receivable, accrued income, guarantee deposits and etc.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

(In millions of won)

4. Financial risk management (continued)

(b) Credit risk (continued)

iii) Information of financial assets by credit risk

Financial assets by credit risk as of September 30, 2021 and December 31, 2020 are as follows:

		September 30, 2021
		12-months ECL	Lifetime ECL	Gross amount	Allowance	Total, net
Due from banks and loans at amortized cost(*):
Banks	~~W~~	139	-	139	-	139
Corporations		3,795,024	-	3,795,024	(2,907)	3,792,117
		3,795,163	-	3,795,163	(2,907)	3,792,256
Other financial assets at amortized cost		562,567	-	562,567	(333)	562,234
	~~W~~	4,357,730	-	4,357,730	(3,240)	4,354,490

		December 31, 2020
		12 months ECL	Lifetime ECL	Gross amount	Allowance	Total, net
Due from banks and loans at amortized cost(*):
Banks	~~W~~	3	-	3	-	3
Corporations		3,220,856	-	3,220,856	(2,401)	3,218,455
		3,220,859	-	3,220,859	(2,401)	3,218,458
Other financial assets at amortized cost		434,324	-	434,324	(257)	434,067
	~~W~~	3,655,183	-	3,655,183	(2,658)	3,652,525

(*) Credit quality of due from banks and loans is divided into Prime and Normal. Credit quality of due from banks and loans as of September 30, 2021 and December 31, 2020 is classified as Prime. The distinction between prime grade and normal grade is as follows:

Type of Borrower	Corporations and banks
Grade: 1. Prime	Internal credit rating of BBB+ or above
Grade: 2. Normal	Internal credit rating of below BBB+

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

(In millions of won)

4. Financial risk management (continued)

(c) Liquidity risk

Liquidity risk refers to the risk of unexpected losses (such as the disposal of assets abnormal pricing, the procurement of high interest rates, etc.) or insolvency due to inconsistency in funding periods between assets and liabilities or a sudden outflow of funds.

According to the Financial Holding Companies Act, the Company manages liquidity so that the total amount of assets with a residual maturity of less than one month exceeds the total amount of liabilities with a residual maturity of less than one month as of the end of each month.

The details of the composition of non-derivative financial liabilities and derivative financial instruments by remaining period are as of September 30, 2021 and December 31, 2020 are as follows:

		September 30, 2021
		Less than 1 month	1 ~ 3 months	3 ~ 6 months	6 months ~ 1 year	1 ~ 5 years	More than 5 years	Total
Non-derivative financial liabilities
Liabilities:
Debt securities issued	~~W~~	162,106	342,782	515,370	998,626	6,837,091	1,817,482	10,673,457
Other financial liabilities		15,371	381	5,318	21,345	70,782	-	113,197
	~~W~~	177,477	343,163	520,688	1,019,971	6,907,873	1,817,482	10,786,654
Derivatives
Net and total settlement (*)		-	-	-	178,304	-	-	178,304

(*) This is an option contract for the acquisition of the remaining stake in the Asia Trust Co., Ltd.

		December 31, 2020
		Less than 1 month	1 ~ 3 months	3 ~ 6 months	6 months ~ 1 year	1 ~ 5 years	More than 5 years	Total
Non-derivative financial liabilities
Liabilities:
Debt securities issued	~~W~~	226,981	437,485	543,898	843,681	6,036,095	2,616,181	10,704,321
Other financial liabilities		26,007	19,171	19,232	590	51,698	-	116,698
	~~W~~	252,988	456,656	563,130	844,271	6,087,793	2,616,181	10,821,019
Derivatives
Net and total settlement (*)		199,500	-	-	-	178,304	-	377,804

(*) This is an option contract for the acquisition of the remaining stake in the Shinhan Asset Management Co., Ltd and Asia Trust Co., Ltd.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

(In millions of won)

4. Financial risk management (continued)

(d) Measurement for the fair value of financial instruments

The fair values of financial instruments being traded in an active market are determined by the published market prices of each period end. The published market prices of financial instruments being held by the Company are based on the trading agencies’ notifications. If the market for a financial instrument is not active, such as OTC (Over The Counter market) derivatives, fair value is determined either by using a valuation technique or independent third-party valuation service.

The Company uses its judgement to select a variety of methods and make rational assumptions that are mainly based on market conditions existing at the end of each reporting period. The fair value of financial instruments is determined using valuation techniques; such as, a method of using recent transactions between independent parties with reasonable judgement and willingness to trade, a method of referring to the current fair value of other financial instruments that are substantially identical, discounted cash flow model and option pricing models.

The Company classifies and discloses fair value of financial instruments into the following three-level hierarchy:

●	Level 1: Financial instruments measured at quoted prices from active markets are classified as fair value level 1.
●	Level 2: Financial instruments measured using valuation techniques where all significant inputs are observable market data are classified as level 2.
●	Level 3: Financial instruments measured using valuation techniques where one or more significant inputs are not based on observable market data are classified as level 3.

i) Financial instruments measured at fair value

i-1) The fair value hierarchy of financial assets which are presented at their fair value in the statements of financial position as of September 30, 2021 and December 31, 2020 are as follows:

		September 30, 2021
		Level 1	Level 2	Level 3	Total
Assets
Financial assets measured at fair value through profit or loss	~~W~~	-	1,758,934	568,540	2,327,474
Derivative assets		-	-	39,392	39,392
		-	1,758,934	607,932	2,366,866
Liabilities
Derivative liabilities		-	-	22,133	22,133

		December 31, 2020
		Level 1	Level 2	Level 3	Total
Assets
Financial assets measured at fair value through profit or loss	~~W~~	-	1,709,421	101,446	1,810,867
Derivative assets		-	-	39,392	39,392
		-	1,709,421	140,838	1,850,259
Liabilities
Derivative liabilities		-	-	22,133	22,133

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

(In millions of won)

4. Financial risk management (continued)

(d) Measurement for the fair value of financial instruments (continued)

i) Financial instruments measured at fair value (continued)

i-2) Changes in level 3 of the fair value hierarchy

- Changes in level 3 of the fair value hierarchy for the nine-month periods ended September 30, 2021 and for the year ended December 31, 2020 are as follows:

		September 30, 2021
		Financial assets measured at FVTPL	Net derivative instruments
Beginning balance	~~W~~	101,446	17,259
Recognized in profit or loss		17,070	-
Purchases/issues		450,024	-
Ending balance	~~W~~	568,540	17,259

		December 31, 2020
		Financial assets measured at FVTPL	Net derivative instruments
Beginning balance	~~W~~	-	6,665
Recognized in profit or loss		1,446	10,594
Purchases/issues		100,000	-
Ending balance	~~W~~	101,446	17,259

i-3) Valuation techniques and input variables unobservable in markets

i-3-1) The valuation techniques and the fair value measurement input variables of financial instruments classified as level 2 as of September 30, 2021 and December 31, 2020 are as follows:

	Classification	Valuation techniques	Type	Inputs
2021	Financial assets measured at FVTPL	Net asset valuation approach	Beneficiary certificates	Price of underlying assets such as stocks, bonds, etc. and exchange rate.
2020	Financial assets measured at FVTPL	Net asset valuation approach	Beneficiary certificates	Price of underlying assets such as stocks, bonds, etc. and exchange rate.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

(In millions of won)

4. Financial risk management (continued)

(d) Measurement for the fair value of financial instruments (continued)

i-3-2) Information about valuation techniques and significant unobservable inputs in measuring financial instruments categorized as level 3 as of September 30, 2021 and December 31, 2020 are as follows:

	September 30, 2021
	Valuation technique	Type of financial instrument		Book value	Significant unobservable input	Range of estimates for unobservable input

Financial assets
Financial assets measured at FVTPL	Option model(*)	Hybrid bonds	~~W~~	568,540	Volatility of interest rate	22.08%~73.05%
Derivative assets	Binomial model	Equity securities		39,392	Volatility of underlying assets	29.32%
				607,932
Financial liabilities
Derivative liabilities	Binomial model	Equity securities	~~W~~	22,133	Volatility of underlying assets	29.32%

(*) It is calculated by applying the Hull-White model method.

	December 31, 2020
	Valuation technique	Type of financial instrument		Book value	Significant unobservable input	Range of estimates for unobservable input

Financial assets
Financial assets measured at FVTPL	Option model(*)	Hybrid bonds	~~W~~	101,446	Volatility of interest rate	27.26%~41.76%
Derivative assets	Binomial model	Equity securities		39,392	Volatility of underlying assets	29.32%
				140,838
Financial liabilities
Derivative liabilities	Binomial model	Equity securities	~~W~~	22,133	Volatility of underlying assets	29.32%

(*) It is calculated by applying the Hull-White model method.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

(In millions of won)

4. Financial risk management (continued)

(d) Measurement for the fair value of financial instruments (continued)

i) Financial instruments measured at fair value (continued)

i-4) Sensitivity to changes in unobservable inputs

- For level 3 fair value measurement, changing one or more of the unobservable inputs used to reasonably possible alternative assumptions would have the following effect on profit (loss), and other comprehensive income (loss) as of September 30, 2021 and December 31, 2020 are as follows:

			September 30, 2021
Type of financial instrument			Profit (loss) for the year
			Favorable change	Unfavorable change
Financial assets measured at FVTPL(*)	Financial assets measured at FVTPL	~~W~~	-	-
	Derivative assets		16,411	(14,738)
			16,411	(14,738)
Financial assets measured at FVTPL(*)	Derivative liabilities		8,342	(10,012)

(*) Based on 10% of increase or decrease in volatility of underlying assets, and volatility of interest rate, which are major unobservable inputs.

			December 31, 2020
Type of financial instrument			Profit (loss) for the year
			Favorable change	Unfavorable change
Financial assets measured at FVTPL(*)	Financial assets measured at FVTPL	~~W~~	-	-
	Derivative assets		16,411	(14,738)
			16,411	(14,738)
Financial assets measured at FVTPL(*)	Derivative liabilities		8,342	(10,012)

(*) Based on 10% of increase or decrease in volatility of underlying assets, and volatility of interest rate, which are major unobservable inputs.

ii) The financial instruments measured at amortized cost

ii-1) The methods of measuring the fair value of financial instruments measured at amortized cost are as follows:

Type	Measurement methods of fair value
Due from banks at amortized cost

The carrying amount and the fair value for cash are identical and the most of deposits are floating interest rate deposit or the next day deposit of a short-term instrument. For this reason, the carrying value approximates fair value.

Loans at amortized cost	The fair value of the loans is measured by discounting the expected cash flow at the market interest rate and credit risk of the borrower, etc.
Borrowings and debt securities issued

The fair value of borrowings and debt securities issued is based on the published price quotations in an active market. In case there is no data for an active market price, it is measured by discounting the contractual cash flow at the market interest rate that takes into account the residual risk.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

(In millions of won)

4. Financial risk management (continued)

(d) Measurement for the fair value of financial instruments (continued)

ii) The financial instruments measured at amortized cost (continued)

ii-2) The carrying value and fair value of the financial instruments measured at amortized cost as of September 30, 2021 and December 31, 2020 are as follows:

		September 30, 2021		December 31, 2020
		Carrying value	Fair value	Carrying value	Fair value
Assets:
Due from banks at amortized cost	~~W~~	139	139	3	3
Loans at amortized cost		3,792,117	3,753,361	3,218,455	3,312,944
Other financial assets		562,234	562,234	434,067	434,067
	~~W~~	4,354,490	4,315,734	3,652,525	3,747,014
Liabilities:
Debt securities issued	~~W~~	9,823,320	9,852,838	9,920,059	10,150,023
Other financial liabilities		144,166	144,166	154,215	154,215
	~~W~~	9,967,486	9,997,004	10,074,274	10,304,238

ii-3) The fair value hierarchy of financial assets and liabilities which are not measured at their fair values in the statements of financial position but disclosed with their fair values as of September 30, 2021 and December 31, 2020 are as follows:

		September 30, 2021
		Level 1	Level 2	Level 3	Total
Assets:
Due from banks at amortized cost	~~W~~	-	139	-	139
Loans at amortized cost		-	-	3,753,361	3,753,361
Other financial assets		-	-	562,234	562,234
	~~W~~	-	139	4,315,595	4,315,734
Liabilities:
Debt securities issued	~~W~~	-	9,852,838	-	9,852,838
Other financial liabilities		-	-	144,166	144,166
	~~W~~	-	9,852,838	144,166	9,997,004

		December 31, 2020
		Level 1	Level 2	Level 3	Total
Assets:
Due from banks at amortized cost	~~W~~	-	-	3	3
Loans at amortized cost		-	-	3,312,944	3,312,944
Other financial assets		-	-	434,067	434,067
	~~W~~	-	-	3,747,014	3,747,014
Liabilities:
Debt securities issued	~~W~~	-	10,150,023	-	10,150,023
Other financial liabilities		-	-	154,215	154,215
	~~W~~	-	10,150,023	154,215	10,304,238

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

(In millions of won)

4. Financial risk management (continued)

(e) Classification by categories of financial instruments

Financial assets and liabilities are measured at fair value or amortized cost. The carrying amounts of each category of financial assets and financial liabilities as of September 30, 2021 and December 31, 2020 are as follows:

		September 30, 2021
		Financial assets measured at fair value through profit or loss	Financial assets measured at amortized cost	Financial liabilities measured at fair value through profit or loss	Financial liabilities measured at amortized cost
Assets:
Cash and due from banks at amortized cost	~~W~~	-	139	-	-
Financial assets at fair value through profit or loss		2,327,474	-	-	-
Derivative assets		39,392	-	-	-
Loans at amortized cost		-	3,792,117	-	-
Other financial assets at amortized cost		-	562,234	-	-
	~~W~~	2,366,866	4,354,490	-	-
Liabilities:
Derivative liabilities	~~W~~	-	-	22,133	-
Debt securities issued		-	-	-	9,823,320
Other financial liabilities		-	-	-	144,166
	~~W~~	-	-	22,133	9,967,486

		December 31, 2020
		Financial assets measured at fair value through profit or loss	Financial assets measured at amortized cost	Financial liabilities measured at fair value through profit or loss	Financial liabilities measured at amortized cost
Assets:
Cash and due from banks at amortized cost	~~W~~	-	3	-	-
Financial assets at fair value through profit or loss		1,810,867	-	-	-
Derivative assets		39,392	-	-	-
Loans at amortized cost		-	3,218,455	-	-
Other financial assets at amortized cost		-	434,067	-	-
	~~W~~	1,850,259	3,652,525	-	-
Liabilities:
Derivative liabilities	~~W~~	-	-	22,133	-
Debt securities issued		-	-	-	9,920,059
Other financial liabilities		-	-	-	154,215
	~~W~~	-	-	22,133	10,074,274

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

(In millions of won)

5. Restricted due from banks

Restricted guaranteed deposits on bank accounts as of September 30, 2021 and December 31, 2020 are as follows:

		September 30, 2021	December 31, 2020
Other financial institution deposits	~~W~~	3	3

6. Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss as of September 30, 2021 and December 31, 2020 are as follows:

		September 30, 2021	December 31, 2020
Beneficiary certificates
Beneficiary certificates in Korean won	~~W~~	1,656,033	1,602,028
Beneficiary certificates in foreign currency		102,901	107,393
		1,758,934	1,709,421
Hybrid Bonds
Hybrid Bonds in Korean won		249,097	101,446
Hybrid Bonds in foreign currency		319,443	-
		568,540	101,446
	~~W~~	2,327,474	1,810,867

7. Derivatives

(a) Details of the outstanding contract amount of derivatives held as of September 30, 2021 and December 31, 2020 are as follows:

		September 30, 2021	December 31, 2020
Equity related:
Over the counter:
Equity options	~~W~~	178,304	178,304
Equity forward		-	199,500

(b) The fair values of derivatives as of September 30, 2021 and December 31, 2020 are as follows:

		September 30, 2021		December 31, 2020
		Assets	Liabilities	Assets	Liabilities

Equity related:
Over the counter:
Equity options	~~W~~	39,392	22,133	39,392	22,133

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

(In millions of won)

8. Loans at amortized cost

(a) Loans at amortized cost as of September 30, 2021 and December 31, 2020 are as follows:

		September 30, 2021	December 31, 2020
Corporate loans	~~W~~	3,795,024	3,220,856
Less: allowance		(2,907)	(2,401)
	~~W~~	3,792,117	3,218,455

(b) Changes in financial assets at amortized cost and other assets for the nine-month period ended September 30, 2021 and for the year ended December 31, 2020 are as follows:

		September 30, 2021
		Loans at amortized cost			Other financial assets (*1)
		12 month expected credit loss	Life time expected credit loss	Impaired financial asset	12 month expected credit loss	Life time expected credit loss	Impaired financial asset	Total

Beginning balance	~~W~~	3,220,856	-	-	434,327	-	-	3,655,183
Transfer to 12 month expected credit loss		-	-	-	-	-	-	-
Transfer to life time expected credit loss		-	-	-	-	-	-	-
Transfer to impaired financial asset		-	-	-	-	-	-	-
Origination		833,384	-	-	-	-	-	833,384
Collection		(369,000)	-	-	-	-	-	(369,000)
Others (*2)		109,784	-	-	128,379	-	-	238,163
Ending balance	~~W~~	3,795,024	-	-	562,706	-	-	4,357,730

(*1) Includes total carrying amount of due from banks and other financial assets at amortized cost.

(*2) Amounts due to changes in dividend receivables of subsidiaries, changes in consolidated tax receivables, increase in accrued income, exchange rate fluctuations and etc.

		December 31, 2020
		Loans at amortized cost			Other financial assets (*1)
		12 month expected credit loss	Life time expected credit loss	Impaired financial asset	12 month expected credit loss	Life time expected credit loss	Impaired financial asset	Total

Beginning balance	~~W~~	2,221,322	-	-	580,696	-	-	2,802,018
Transfer to 12 month expected credit loss		-	-	-	-	-	-	-
Transfer to life time expected credit loss		-	-	-	-	-	-	-
Transfer to impaired financial asset		-	-	-	-	-	-	-
Origination		2,065,603	-	-	-	-	-	2,065,603
Collection		(985,000)	-	-	-	-	-	(985,000)
Others (*2)		(81,069)	-	-	(146,369)	-	-	(227,438)
Ending balance	~~W~~	3,220,856	-	-	434,327	-	-	3,655,183

(*1) Includes total carrying amount of due from banks and other financial assets at amortized cost.

(*2) Amounts due to changes in dividend receivables of subsidiaries, changes in consolidated tax receivables, increase in accrued income, exchange rate fluctuations and etc.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

(In millions of won)

8. Loans at amortized cost (continued)

(c) Changes in allowances for financial assets at amortized cost and other assets for the nine-month period ended September 30, 2021 and for the year ended December 31, 2020 are as follows:

		September 30, 2021
		Loans at amortized cost			Other financial assets (*)
		12 month expected credit loss	Life time expected credit loss	Impaired financial asset	12 month expected credit loss	Life time expected credit loss	Impaired financial asset	Total

Beginning allowance	~~W~~	2,401	-	-	257	-	-	2,658
Transfer to 12 month expected credit loss		-	-	-	-	-	-	-
Transfer to life time expected credit loss		-	-	-	-	-	-	-
Transfer to impaired financial asset		-	-	-	-	-	-	-
Provision		506	-	-	76	-	-	582
Ending balance	~~W~~	2,907	-	-	333	-	-	3,240

(*) Includes the allowances for due from banks and other financial assets at amortized cost.

		December 31, 2020
		Loans at amortized cost			Other financial assets (*)
		12 month expected credit loss	Life time expected credit loss	Impaired financial asset	12 month expected credit loss	Life time expected credit loss	Impaired financial asset	Total

Beginning allowance	~~W~~	1,624	-	-	333	-	-	1,957
Transfer to 12 month expected credit loss		-	-	-	-	-	-	-
Transfer to life time expected credit loss		-	-	-	-	-	-	-
Transfer to impaired financial asset		-	-	-	-	-	-	-
Provision(Reversed)		777	-	-	(76)	-	-	701
Ending allowance	~~W~~	2,401	-	-	257	-	-	2,658

(*) Includes the allowances for due from banks and other financial assets at amortized cost.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

(In millions of won)

9. Investments in subsidiaries

Investments in subsidiaries as of September 30, 2021 and December 31, 2020 are as follows:

			September 30, 2021			December 31, 2020
Investees	Place of business	Reporting date	Ownership percentage (%)		Carrying value	Ownership percentage (%)		Carrying value
Shinhan Bank	Korea	December 31	100.0	~~W~~	13,617,579	100.0	~~W~~	13,617,579
Shinhan Card Co., Ltd	Korea	December 31	100.0		7,919,672	100.0		7,919,672
Shinhan Investment Corp	Korea	December 31	100.0		3,001,420	100.0		3,001,420
Shinhan Life Insurance Co., Ltd(*1)	Korea	December 31	100.0		4,204,544	100.0		982,775
Orange Life Insurance Co., Ltd(*1)	Korea	December 31	-		-	100.0		3,221,769
Shinhan Capital Co., Ltd	Korea	December 31	100.0		558,921	100.0		408,922
Jeju Bank	Korea	December 31	75.3		179,643	75.3		179,643
Shinhan Asset Management Co., Ltd(*2)	Korea	December 31	100.0		291,419	65.0		91,565
Shinhan Alternative Investment Management Inc	Korea	December 31	100.0		34,787	100.0		14,783
Shinhan Credit Information Co., Ltd(*3)	Korea	December 31	100.0		-	100.0		-
SHC Management Co., Ltd	Korea	December 31	100.0		8,655	100.0		8,655
Shinhan DS	Korea	December 31	100.0		23,026	100.0		13,026
Shinhan Savings Bank	Korea	December 31	100.0		107,065	100.0		107,065
Shinhan AITAS Co., Ltd	Korea	December 31	99.8		50,092	99.8		50,092
Shinhan REITs Management Co., Ltd	Korea	December 31	100.0		30,000	100.0		30,000
Asia Trust Co. Ltd	Korea	December 31	60.0		190,378	60.0		190,378
Shinhan AI Co., Ltd	Korea	December 31	100.0		42,000	100.0		42,000
Shinhan Venture Investment Co, Ltd	Korea	December 31	100.0		75,840	100.0		75,840
				~~W~~	30,335,041		~~W~~	29,955,184

(*1) Shinhan Life Insurance Co., Ltd. and Orange Life Insurance Co., Ltd. merged on July 1, 2021 and changed the name to Shinhan Life Insurance Co., Ltd.

(*2) For the nine-month period ended September 30, 2021, the Company acquired the remaining stocks of Shinhan Asset Management Co., Ltd. and Shinhan Asset Management Co., Ltd. became a wholly owned subsidiary.

(*3) For the year ended December 31, 2020, the Company has classified ~~W~~15,385 million into assets held for sale.(Note 22)

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

(In millions of won)

10. Debt securities issued

Debt securities issued as of September 30, 2021 and December 31, 2020 are as follows:

	September 30, 2021			December 31, 2020
	Interest rate (%)		Amount	Interest rate (%)		Amount
Debt securities issued in won:
Debt securities issued	0.89 ~ 3.33	~~W~~	8,301,000	0.97 ~ 3.33	~~W~~	8,495,000
Subordinated debt securities issued	3.44		350,000	3.44		350,000
Discount			(7,240)			(7,454)
			8,643,760			8,837,546

Debt securities issued in foreign currency :
Debt securities issued	1.37		592,450	1.37		544,000
Subordinated debt securities issued	3.34		592,450	3.34		544,000
Discount			(5,340)			(5,487)
			1,179,560			1,082,513
		~~W~~	9,823,320		~~W~~	9,920,059

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

(In millions of won)

11. Defined benefit liabilities

(a) Defined benefit obligations and plan assets

Defined benefit obligations and plan assets as of September 30, 2021 and December 31, 2020 are as follows:

		September 30, 2021	December 31, 2020
Present value of defined benefit obligations	~~W~~	23,522	20,382
Fair value of plan assets		(16,932)	(17,245)
Recognized liabilities for defined benefit obligations	~~W~~	6,590	3,137

(b) Net income relating to the defined benefit liabilities

Net income relating to defined benefit liabilities for the three-month and nine-month periods ended September 30, 2021 and 2020 is as follows:

		September 30, 2021		September 30, 2020
		Three-month	Nine- month	Three-month	Nine- month
Current service costs	~~W~~	551	1,652	570	1,700
Net interest expense on the net defined benefit liabilities		22	67	35	103
	~~W~~	573	1,719	605	1,803

(*) Profit or loss arising from defined benefit plan is included in general and administrative expenses.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

(In millions of won)

12. Equity

(a) Equity as of September 30, 2021 and December 31, 2020 are as follows:

		September 30, 2021	December 31, 2020
Capital stock
Common stock	~~W~~	2,608,176	2,608,176
Preferred stock		361,465	361,465
		2,969,641	2,969,641

Hybrid bonds		3,334,531	2,179,934

Capital surplus
Share premium		11,350,819	11,351,424
Other		-	-
		11,350,819	11,351,424

Capital adjustments		(45,797)	(45,718)

Accumulated other comprehensive loss		(6,818)	(6,971)
Retained earnings
Legal reserve(*)		2,432,039	2,304,595
Regulatory reserve for loan losses		15,552	11,988
Other legal reserves		2,000	2,000
Unappropriated retained earnings		6,576,203	6,290,204
		9,025,794	8,608,787
	~~W~~	26,628,170	25,057,097

(*) Legal reserve is restricted for the dividend to stockholders by law or legislation. According to the article 53 of the Financial Holding Companies Act, the Company is required to appropriate a legal reserve in an amount equal to at least 10% of cash dividends for each accounting period until the reserve equals 100% of stated capital. The legal reserve may only be used to reduce a deficit or to transfer capital.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

(In millions of won)

12. Equity (continued)

(b) The details of preferred stock are as follows:

	The number of shares	Contracted dividend rate	Conversion request period(*)
Convertible preferred stock	17,482,000	4.0% per year based on issue price (non-cumulative, participating)	2020.05.01~2023.04.30

(*) Preferred stocks that have not been converted for 4 years from the issuance date and until the expiration date of the period of existence are automatically converted to common stocks at the expiration date of the period of existence.

(c) Hybrid bonds

Hybrid bonds classified as other equity instruments as of September 30, 2021 and December 31, 2020 are as follows:

	Issue date	Maturity date	Interest rate (%)		September 30, 2021	December 31, 2020
Hybrid bonds in KRW	June 25, 2015	June 25, 2045	4.38	~~W~~	199,455	199,455
	September 15, 2017	-	3.77		134,683	134,683
	September 15, 2017	-	4.25		89,783	89,783
	April 13, 2018	-	4.08		134,678	134,678
	April 13, 2018	-	4.56		14,955	14,955
	August 29, 2018	-	4.15		398,679	398,679
	June 28, 2019	-	3.27		199,476	199,476
	September 17, 2020	-	3.12		448,699	448,699
	March 16, 2021	-	2.94		429,009	-
	March 16, 2021	-	3.30		169,581	-
Hybrid bonds in USD	August 13, 2018	-	5.88		559,526	559,526
	May 12, 2021	-	2.88		556,007	-
				~~W~~	3,334,531	2,179,934

(*) For the nine-month period ended September 30, 2021, the deduction for capital related to hybrid bond issued is ~~W~~4,953 million.

The Company can make early redemption for the above bonds, after 5 or 10 years from the issue date; and has the rights to extend the maturity under the same condition. In addition, if it is decided not to pay out dividends, the interest for the above bonds may also not be paid.

(d) Capital adjustments

Changes in accumulated capital adjustments for the nine-month period ended September 30, 2021 and for the year ended December 31, 2020 are as follows:

		September 30, 2021	December 31, 2020
Beginning balance	~~W~~	(45,718)	(600,000)
Acquisition of treasury stock		(79)	(150,448)
Disposition of treasury stock		-	554,430
Retirement of treasury stock		-	150,300
Ending balance	~~W~~	(45,797)	(45,718)

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

(In millions of won)

12. Equity (continued)

(e) Changes in accumulated other comprehensive loss for the nine-month period ended September 30, 2021 and for the year ended December 31, 2020 are as follows:

		September 30, 2021	December 31, 2020
Beginning balance	~~W~~	(6,971)	(7,420)
Remeasurement of the defined benefit liabilities		211	619
Tax effect		(58)	(170)
Ending balance	~~W~~	(6,818)	(6,971)

(f) Regulatory reserve for loan losses

In accordance with Supervisory Regulations on Financial Holding Companies (the “Regulations”), the Company reserves the difference between allowance for credit losses under K-IFRS and that as required by the Regulations at the account of regulatory reserve for loan losses.

i) Changes in regulatory reserve for loan losses as of September 30, 2021 and December 31, 2020 are as follows

		September 30, 2021	December 31, 2020
Beginning balance	~~W~~	15,552	11,988
Planned regulatory reserve for loan losses		2,925	3,564
Ending balance	~~W~~	18,477	15,552

ii) Profit for the period and earnings per share after adjusted for regulatory reserve for the nine-month periods ended September 30, 2021 and 2020 are as follows:

		September 30, 2021	September 30, 2020
Profit for the period	~~W~~	1,469,142	1,311,340
Provision for regulatory reserve for loan losses		(2,925)	(8,781)
Profit for the period adjusted for regulatory reserve	~~W~~	1,466,217	1,302,559
Basic and diluted earnings per share in won factoring in regulatory reserve(*)	~~W~~	2,580	2,487

(*) Dividends for hybrid bonds are deducted.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

(In millions of won, except per share data)

12. Equity (continued)

(g) Treasury stock

The acquisition of treasury stock for the nine-month period ended September 30, 2021 and for the year ended December 31, 2020 are as follows:

		September 30, 2021
		Beginning balance	Acquisition (*)	Disposal	Retirement	Ending balance
The number of shares		3,926	2,425	-	-	6,351
Carrying value	~~W~~	148	79	-	-	227

(*) The Company reacquired the shares that occurred during the stock exchange with Shinhan Venture Investment Co., Ltd.

		December 31, 2020
		Beginning balance	Acquisition (*)	Disposal (*)	Retirement	Ending balance
The number of shares		13,882,062	5,039,584	13,882,062	5,035,658	3,926
Carrying value	~~W~~	600,000	150,448	600,000	150,300	148

(*) The Company disposed of treasury stocks when exchanging shares with Orange Life Insurance Co., Ltd. and re-acquired the shares that occurred during the exchange of shares.

(h) Dividends

(i) The details of annual dividends paid by the resolution of the 20th annual shareholders' meeting are as follows:

		Amount
Common stock (~~W~~1,500 per share)	~~W~~	773,839
Convertible preferred stock (~~W~~1,716 per share)		29,999
	~~W~~	803,838

(ii) For the nine-month period ended September 30, 2021, the interim dividends paid are as follows.:

Dividend base date			Amount
On June 30, 2021	Common stock (~~W~~300 per share)	~~W~~	154,978
	Convertible preferred stock (~~W~~300 per share)		5,245
		~~W~~	160,223

The Company has amended the articles of association by resolutions of the general meeting of stockholders on March 25, 2021 and the Company has been offering interim dividends since the second quarter of 2021.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

(In millions of won)

13. Net interest expense

Net interest income for the three-month and nine-month periods ended September 30, 2021 and 2020 is as follows:

		September 30, 2021		September 30, 2020
Interest income:		Three-month	Nine-month	Three-month	Nine- month
Due from banks at amortized cost	~~W~~	5	35	9	73
Loans at amortized cost		19,341	54,735	18,825	49,526
Others		29	89	50	151
		19,375	54,859	18,884	49,750
Interest expense:
Borrowings		-	-	(2,881)	(6,627)
Debt securities issued		(52,779)	(158,859)	(57,312)	(167,872)
Others		(6)	(20)	(7)	(26)
		(52,785)	(158,879)	(60,200)	(174,525)
Net interest expense	~~W~~	(33,410)	(104,020)	(41,316)	(124,775)

14. Net fees and commission income

Net fees and commission income for the three-month and nine-month periods ended September 30, 2021 and 2020 are as follows:

		September 30, 2021		September 30, 2020
		Three-month	Nine- month	Three-month	Nine- month
Fees and commission income:
Royalty	~~W~~	15,262	45,779	15,225	46,682
Other		2	7	6	14
		15,264	45,786	15,231	46,696
Fees and commission expense:
Others		(251)	(2,356)	(71)	(312)
Net fees and commission income	~~W~~	15,013	43,430	15,160	46,384

15. Dividend income

Dividends income for the three-month and nine-month periods ended September 30, 2021 and 2020 are as follows:

		September 30, 2021		September 30, 2020
		Three-month	Nine-month	Three-month	Nine- month
Dividend from subsidiaries	~~W~~	-	1,569,438	-	1,385,063
Interest income from hybrid bond		4,497	6,275	892	1,577
	~~W~~	4,497	1,575,713	892	1,386,640

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

(In millions of won)

16. Provision for credit losses allowance

Provision for credit losses allowance for the three-month and nine-month periods ended September 30, 2021 and 2020 is as follows:

		September 30, 2021		September 30, 2020
		Three-month	Nine-month	Three-month	Nine- month
Provision for credit losses allowance	~~W~~	87	582	589	1,362

17. General and administrative expenses

General and administrative expenses for the three-month and nine-month periods ended September 30, 2021 and 2020 are as follows:

		September 30, 2021		September 30, 2020
		Three-month	Nine-month	Three-month	Nine-month
Salaries:
Salary expenses and bonuses	~~W~~	9,596	29,866	7,785	22,637
Severance benefits		573	1,719	605	1,803
Rent		249	715	195	675
Lease		687	1,472	56	166
Entertainment		553	1,571	541	1,493
Depreciation		709	2,174	731	2,109
Amortization		15	43	14	43
Taxes and dues		143	618	175	542
Advertising		12,090	29,589	10,491	26,166
Others		4,553	14,878	4,509	16,462
	~~W~~	29,168	82,645	25,102	72,096

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

(In millions of won)

18. Share-based payments

(a) Stock options granted as of September 30, 2021 are as follows:

7th grant

Type	Cash payment

Grant date	March 19, 2008

Exercise price in Korean won	~~W~~49,053

Number of shares granted	808,700

Contractual exercise period	September 17, 2021

Changes in number of shares granted:
Balance at January 1, 2021	36,162
Exercised	36,162
Balance at September 30, 2021	-

Fair value per option in Korean won	(Expiration of contractual exercise period : Sep 17, 2021)

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

(In millions of won)

18. Share-based payments (continued)

(b) Performance shares granted as of September 30, 2021 are as follows:

	Expired	Not expired
Type	Cash-settled share-based payment

Performance conditions(*1)	Relative stock price linked (20.0%), management index (80.0%)

Exercising period	4 years from the commencement date of the year to which the grant date belongs

Estimated number of shares vested at September 30, 2021	129,120	2,191,842

Fair value per share in Korean won (*2)	~~W~~40,580, ~~W~~44,222 and W33,122 for the expiration of exercising period from 2018 to 2020	~~W~~ 40,400

(* 1) Starting with the shares provided since 2020, Shinhan Financial Group and subsidiaries related to banking segment will apply relative stock price linked (20.0%), management index linked(60.0%), and prudential index linked(20.0%).

(*2) Based on performance-based stock compensation, the reference stock price (the arithmetic average of the weighted average share price of transaction volume for the past two month, the previous one month, and the past one week) of four years after the commencement of the grant year is paid in cash, and the fair value of the reference stock to be paid in the future is assessed as the closing price of the reporting date.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

(In millions of won)

18. Share-based payments (continued)

(c) Share-based compensation costs

Based on the share-based payment arrangements held by the Company, the share-based compensation costs for the nine-month periods ended September 30, 2021 and 2020 are as follows:

		September 30, 2021
		Employees of
		Shinhan Financial Group	Subsidiaries	Total
Stock options granted:
7th	~~W~~	(1)	(1)	(2)
Performance shares		4,335	33,164	37,499
	~~W~~	4,334	33,163	37,497

		September 30, 2020
		Employees of
		Shinhan Financial Group	Subsidiaries	Total
Stock options granted:
6th	~~W~~	(1)	(4)	(5)
7th		(17)	(24)	(41)
Performance shares		(1,686)	(15,341)	(17,027)
	~~W~~	(1,704)	(15,369)	(17,073)

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

(In millions of won)

18. Share-based payments (continued)

(d) In accordance with the stock-based compensation agreements by the Company, the share-based payments as of September 30, 2021 and December 31, 2020 are as follows.

		September 30, 2021
		Accrued expense (*1)
		Shinhan Financial Group	Subsidiaries(*2)	Total
Performance shares	~~W~~	10,647	82,763	93,410

(*1) As of September 30, 2021, all stock options have expired and the fair value is considered as intrinsic value for performance shares, respectively.

(*2) The Company has granted the above share-based payment arrangements to its employees and those of its subsidiaries and the Company requires the subsidiaries to reimburse the compensation costs for their employees. As of September 30, 2021, the Company recognized the corresponding accounts receivable from the subsidiaries in the amount of ~~W~~82,763 million.

		December 31, 2020
		Accrued expense (*1)
		Shinhan Financial Group	Subsidiaries (*2)	Total
Stock options granted:
7th	~~W~~	1	1	2
Performance shares		7,201	60,241	67,442
	~~W~~	7,202	60,242	67,444

(*1) The intrinsic value of share-based payments is ~~W~~ 67,442 million as of December 31, 2020. For calculating, the quoted market price of ~~W~~ 32,050 per share is used for stock options and the fair value is considered as intrinsic value for performance shares, respectively.

(*2) The Company has granted the above share-based payment arrangements to its employees and those of its subsidiaries and the Company requires the subsidiaries to reimburse the compensation costs for their employees. As of December 31, 2020, the Company recognized the corresponding accounts receivable from the subsidiaries in the amount of ~~W~~ 60,242 million.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

(In millions of won)

19. Income taxes

Income tax expense for the three-month and nine-month periods ended September 30, 2021 and 2020 is as follows:

		September 30, 2021		September 30, 2020
		Three- month	Nine- month	Three- month	Nine- month
Current income tax expense	~~W~~	-	(6)	-	-
Temporary differences		7,006	9,417	1,923	2,943
Income tax expense(income) recognized directly in equity		-	(58)	-	35
Income tax expense	~~W~~	7,006	9,353	1,923	2,978

20. Earnings per share

Basic and diluted earnings(losses) per share for the three-month and nine-month periods ended September 30, 2021 and 2020 is as follows:

		September 30, 2021		September 30, 2020
		Three- month	Nine- month	Three- month	Nine- month
Net profit (loss) for the period	~~W~~	(16,896)	1,469,142	(10,783)	1,311,340
Less:
Dividends to hybrid bonds		36,787	88,074	29,171	70,065
Net profit (loss) available for common stock	~~W~~	(53,683)	1,381,068	(39,954)	1,241,275

Weighted average number of common stocks outstanding (*)		534,075,204	534,075,417	496,150,887	495,527,512
Basic and diluted earnings (loss) per share in Korean won	~~W~~	(101)	2,586	(81)	2,505

(*) The number of common stocks issued is 516,599,554, and the above weighted average number of stocks are calculated by reflecting the changes in treasury stocks for the nine-month period ended September 30, 2021 and 17,482,000 convertible preferred shares issued on May 1, 2019.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

(In millions of won)

21. Operating revenue

Revenue for the three-month and nine-month periods ended September 30, 2021 and 2020 is as follows:

		September 30, 2021		September 30, 2020
		Three- month	Nine- month	Three- month	Nine- month
Dividend income	~~W~~	4,497	1,575,713	892	1,386,640
Fees and commission income		15,264	45,786	15,231	46,696
Interest income		19,375	54,859	18,884	49,750
Gain on financial assets at fair value through profit or loss		3,494	9,885	45,123	77,975
Gain on foreign currency transaction		87,237	144,623	109	31,141
	~~W~~	129,867	1,830,866	80,239	1,592,202

22. Commitments and contingencies

(a) Commitments

The Company entered into the share purchase agreement with the shareholder of Asia Trust Co., Ltd. to buy 60% stake of Asia Trust Co., Ltd., which also includes the right of the Company to buy additional 40% stake of Asia Trust Co., Ltd. and the right of the shareholder of Asia Trust Co., Ltd. to sell the additional 40% stake of Asia Trust Co., Ltd. Under the terms of the agreement, the Company reserves the right to purchase shares held by shareholders of Asian Trust Co., Ltd., and in response, shareholders of Asia Trust Co., Ltd. reserve the right to request that the Company purchase.

As of September 30, 2021, derivative assets and liabilities are recognized at ~~W~~39,392 million and ~~W~~22,133 million, respectively, according to the agreement. (Note 7)

(b) As of September 30, 2021, the Company has a borrowing limit agreement for ~~W~~ 100 billion with the Korea Development Bank, and there is no amount executed.

(c) Assets held for sale.

The Company classified investments in subsidiaries to assets held for sale, where the sale is expected to occur in short period of time, for ~~W~~ 15,385 million as of the September 30, 2021.

(d) Contingencies

As of September 30, 2021, there is one lawsuit (481 million won in litigation) pending as a defendant. The results of the lawsuit are not expected to have a significant impact on the financial statements, but additional losses may occur.

23. Statement of cash flows

(a) Cash and cash equivalents in the separate statements of cash flows as of September 30, 2021 and December 31, 2020 are as follows:

		September 30, 2021	December 31, 2020
Due from financial institutions with a maturity less than three months from date of acquisition	~~W~~	137	-

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

(In millions of won)

23. Statement of cash flows (continued)

(b) Changes in liabilities arising from financing activities for the nine-month periods ended September 30, 2021 and 2020 are as follows:

		September 30, 2021
		Borrowings	Debentures	Lease liabilities	Total
Balance at January 1, 2021	~~W~~	-	9,920,059	1,665	9,921,724
Changes from cash flows		-	(196,003)	(1,269)	(197,272)
Changes from non-cash flows:
Amortization of discount on debentures		-	2,801	20	2,821
Gain on foreign currency difference		-	96,463	-	96,463
Changes from others:		-	-	928	928
Balance at September 30, 2021	~~W~~	-	9,823,320	1,344	9,824,664

		September 30, 2020
		Borrowings	Debentures	Lease liabilities	Total
Balance at January 1, 2020	~~W~~	-	9,147,640	2,256	9,149,896
Changes from cash flows		290,000	967,400	(1,253)	1,256,147
Changes from non-cash flows:
Amortization of discount on debentures		-	2,589	26	2,615
Gain on foreign currency difference		-	(2,639)	-	(2,639)
Changes from others:		-	-	147	147
Balance at September 30, 2020	~~W~~	290,000	10,114,990	1,176	10,406,166

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

(In millions of won)

24. Related party transactions

The Company defines subsidiaries, key managements, and their families as a range of related parties in accordance with K-IFRS No.1024, and discloses the amount of transactions between the Company and related parties and the balance of receivables and payables. For details of subsidiaries, refer to 'Note 9'.

(a) Significant transactions with the related parties for the three-month and nine-month periods ended September 30, 2021 and 2020 are as follows:

Related party	Account		September 30, 2021		September 30, 2020
			Three-month	Nine- month	Three-month	Nine- month
Revenue:
Shinhan Bank	Interest income	~~W~~	29	88	49	146
〃	Fees and commission income		9,609	28,827	9,609	28,827
〃	Dividend income		-	770,000	-	890,000
〃	Reversal(provision)of credit losses		11	16	(23)	81
Shinhan Card Co., Ltd.	Interest income		10,511	30,031	8,252	25,609
〃	Fees and commission income		3,064	9,191	3,064	9,191
〃	Dividend income		-	394,287	-	330,724
Shinhan Investment Corp.	Interest income		4,439	12,914	5,348	10,731
〃	Fees and commission income		1,119	3,356	1,119	3,356
〃	Dividend income		2,710	10,101	-	7,391
Shinhan Life Insurance Co., Ltd.	Fees and commission income		846	2,041	597	1,792
〃	Dividend income		-	50,000	-	50,000
〃	Reversal of credit losses		-	-	-	2
Shinhan Capital Co., Ltd.	Interest income		3,457	8,459	3,780	10,358
〃	Fees and commission income		302	905	302	906
〃	Dividend income		1,788	27,624	892	20,475
Jeju Bank	Fees and commission income		55	163	55	163
〃	Dividend income		-	2,420	-	2,420
〃	Reversal of credit losses		-	-	-	1
Shinhan Credit Information Co., Ltd.	Fees and commission income		1	2	-	2

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

(In millions of won)

24. Related party transactions (continued)

(a) Significant transactions with the related parties for the three-month and nine-month periods ended September 30, 2021 and 2020 are as follows: (continued):

Related party	Account		September 30, 2021		September 30, 2020
			Three-month	Nine- month	Three-month	Nine- month
Revenue(continued):
Shinhan Alternative Investment Management Inc..	Interest income	~~W~~	134	411	137	293
〃	Fees and commission income		8	23	8	23
〃	Reversal(provision) of credit losses		(2)	8	-	-
Shinhan Asset Management Co., Ltd.	Fees and commission income		70	204	35	105
〃	Dividend income		-	-	-	13,585
Shinhan DS	Interest income		130	388	130	388
〃	Fees and commission income		4	13	5	13
〃	Reversal(provision) of credit losses		(7)	83	-	-
Shinhan AITAS Co., Ltd.	Fees and commission income		24	74	25	75
〃	Dividend income		-	4,682	-	3,994
Shinhan Savings Bank	Interest income		954	2,524	674	1,707
〃	Fees and commission income		75	225	77	229
〃	Dividend income		-	5,000	-	5,000
Shinhan REITs Management Co., Ltd	Fees and commission income		19	57	19	58
〃	Reversal(provision) of credit losses		-	1	(2)	-
Orange Life Insurance Co., Ltd(*1)	Fees and commission income		-	497	249	1,622
〃	Dividend income		-	311,600	-	63,050
Asian Trust Co., Ltd	Fees and commission income		68	204	68	334
Shinhan Venture Investment Co, Ltd	Interest income		21	43	-	-
	Fees and commission income		1	4	-	-
		~~W~~	39,440	1,676,466	34,469	1,482,651

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

(In millions of won)

24. Related party transactions (continued)

(a) Significant transactions with the related parties for the three-month and nine-month periods ended September 30, 2021 and 2020 are as follows: (continued):

Related party	Account		September 30, 2021		September 30, 2020
			Three-month	Nine- month	Three-month	Nine- month
Expense:
Shinhan Bank	Interest expenses	~~W~~	1	6	2	9
〃	General and administrative expenses		280	813	283	894
Shinhan Card Co., Ltd.	Interest expenses		1	2	1	2
〃	General and administrative expenses		16	51	14	40
〃	Provision for credit losses		17	82	104	109
Shinhan Investment Corp.	Interest expenses		42	137	52	164
	Fee expenses (*)		-	500	-	1,800
〃	General and administrative expenses(income)		-	-	(7)	6
〃	Provision for credit losses		15	68	187	479
Shinhan Life Insurance Co., Ltd.	Interest expenses		338	338	1	4
〃	General and administrative expenses		-	-	149	374
〃	Provision for credit losses		2	2	-	-
Shinhan Capital Co., Ltd.	Provision for credit losses		10	249	13	162
Shinhan Credit Information Co., Ltd.	Provision for credit losses		-	1	1	1
Shinhan Alternative Investment Management Inc.	Provision for credit losses		-	-	35	316
Shinhan DS	General and administrative expenses		415	1,270	981	3,009
〃	Provision for credit losses		-	-	222	222
Shinhan Savings Bank	Provision for credit losses		-	145	3	158
Asian Trust Co., Ltd	Provision for credit losses		1	1	-	-
Orange Life Insurance, Ltd.(*)	Interest expenses		-	665	359	1,074
〃	Provision for credit losses		-	6	-	-
Shinhan AI Co., Ltd.	General and administrative expenses		27	96	12	12
	Provision for credit losses		1	3	-	1
Shinhan Venture Investment Co, Ltd	Provision for credit losses		49	138	-	-
		~~W~~	1,215	4,573	2,412	8,836

(*1) The amount occurred before the merger with Shinhan Life Insurance Co., Ltd.

(*2) Capital transaction costs are deducted directly from equity.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

(In millions of won)

24. Related party transactions (continued)

(b) Significant balances with the related parties as of September 30, 2021 and December 31, 2020 are as follows:

Creditor	Debtor	Account		September 30, 2021	December 31, 2020
Assets:
Shinhan Financial Group Co., Ltd.	Shinhan Bank	Due from banks	~~W~~	139	3
〃	〃	Property and equipment		259	1,035
〃	〃	Other assets		224,582	258,536
〃	Shinhan Card Co.,Ltd.	Loans		2,009,507	1,935,200
〃	〃	Reserve for loan losses		(901)	(867)
〃	〃	Property and equipment		99	149
〃	〃	Other assets		157,040	48,001
	Shinhan Investment Cop.	Financial assets at fair value through profit or loss (*)		319,443	-
	〃	Loans		695,536	638,656
〃	〃	Reserve for loan losses		(456)	(418)
〃	〃	Other assets		106,848	59,664
〃	Shinhan Life Insurance Co., Ltd.	Other assets		10,529	5,714
〃	Orange Life Insurance Co., Ltd	Other assets		-	5
〃	Shinhan Capital Co.,Ltd.	Financial assets at fair value through profit or loss (*)		249,097	101,446
〃	〃	Loans		816,980	430,000
〃	〃	Reserve for loan losses		(535)	(282)
〃	〃	Other assets		38,237	45,743
〃	Shinhan Asset Management Co., Ltd.	Other assets		2,032	1,369
〃	Jeju Bank	Other assets		2,445	1,806
〃	Shinhan Credit Information Co., Ltd.	Other assets		1,041	458
〃	Shinhan Alternative Investment Management Inc.	Loans		38,000	43,000
〃	〃	Reserve for loan losses		(77)	(87)
〃	〃	Other assets		1,926	659
〃	Shinhan DS	Loans		24,000	24,000
〃	〃	Reserve for loan losses		(206)	(301)
〃	〃	Property and equipment		567	548
	〃	Other assets		3,866	1,740
〃	Shinhan AITAS Co., Ltd.	Other assets		897	626

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

(In millions of won)

24. Related party transactions (continued)

(b) Significant balances with the related parties as of September 30, 2021 and December 31, 2020 are as follows (continued):

Creditor	Debtor	Account		September 30, 2021	December 31, 2020
Assets:
〃	Shinhan Savings Bank	Loans		200,000	150,000
	〃	Reserve for loan losses		(593)	(445)
	〃	Other assets		6,509	7,645
〃	Asia Trust Co., Ltd.	Other assets		402	117
〃	Shinhan REITS management	Other assets		994	1,541
〃	Shinhan AI Co., Ltd.	Other assets		350	179
〃	Shinhan Venture Investment Co, Ltd	Loans		11,000	-
〃	〃	Reserve for loan losses		(138)	-
〃	〃	Other assets		1,088	12
			~~W~~	4,920,507	3,755,452
Liabilities:
Shinhan Bank.	Shinhan Financial Group Co., Ltd.	Other liabilities	~~W~~	2,648	987
Shinhan Card Co., Ltd.	〃	Other liabilities		515	430
Shinhan Investment Corp.	〃	Other liabilities		269	-
Shinhan Life Insurance Co., Ltd.	〃	Loans		50,000	18,917
〃		Other liabilities		262	-
Shinhan Capital Co., Ltd.	〃	Other liabilities		7	62
Shinhan Savings Bank	〃	Other liabilities		31	-
Shinhan DS	〃	Other liabilities		10	436
Orange Life Insurance Co., Ltd.	〃	Loans		-	50,000
〃	〃	Other liabilities		-	246
Shinhan AI Co., Ltd.	〃	Other liabilities		40	-
Shinhan Venture Investment Co, Ltd	〃	Other liabilities		9	-
			~~W~~	53,791	71,078

(*) It is the carrying amount for the purchase of hybrid bond.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

(In millions of won)

24. Related party transactions (continued)

(c) Right-of-use assets and lease liabilities recognised through lease transactions with related parties as of September 30, 2021 and December 31, 2020 are as follows:

Related parties		September 30, 2021	December 31, 2020
Right-of-use assets
Shinhan Bank.	~~W~~	259	1,035
Shinhan Card Co., Ltd.		99	149
	~~W~~	358	1,184

Lease liabilities
Shinhan Bank.	~~W~~	228	906
Shinhan Card Co., Ltd.		105	154
	~~W~~	333	1,060

(d) Fund transaction

Major fund transactions with related parties for the nine-month periods ended the September 30, 2021 and 2020 are as follows:

		September 30, 2021
		Beginning balance	Lending	Purchase	Collection	Others(*)	Ending balance
Shinhan Card Co., Ltd.	~~W~~	1,935,200	333,684	-	300,000	40,623	2,009,507
Shinhan Investment Corp.		638,656	-	300,024	-	76,299	1,014,979
Shinhan Capital Co., Ltd.		531,446	374,700	150,000	-	9,931	1,066,077
Shinhan Alternative Investment Management Inc.		43,000	-	-	5,000	-	38,000
Shinhan Savings Bank		150,000	100,000	-	50,000	-	200,000
Shinhan DS		24,000	-	-	-	-	24,000
Shinhan Venture Investment Co., Ltd.		-	25,000	-	14,000	-	11,000
	~~W~~	3,322,302	833,384	450,024	369,000	126,853	4,363,563

(*) Other transactions are the amount due to financial asset evaluation and foreign currency conversion.

		September 30, 2020
		Beginning balance	Lending	Acquisition	Collection	Others(*)	Ending balance
Shinhan Card Co., Ltd.	~~W~~	1,463,120	200,000	-	-	6,280	1,669,400
Shinhan Investment Corp.		104,202	1,107,603	-	230,000	(2,961)	978,844
Shinhan Capital Co., Ltd.		530,000	200,000	100,000	-	1,504	831,504
Shinhan Alternative Investment Management Inc.		-	43,000	-	-	-	43,000
Shinhan Savings Bank		100,000	50,000	-	-	-	150,000
Shinhan DS		24,000	-	-	-	-	24,000
	~~W~~	2,221,322	1,600,603	100,000	230,000	4,823	3,696,748

(*) Other transactions are the amount due to financial asset evaluation and foreign currency conversion.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

(In millions of won)

24. Related party transactions (continued)

(e) Compensation of key management personnel (executives) for the three-month and nine-month periods ended September 30, 2021 and 2020 are as follows:

		September 30, 2021		September 30, 2020
		Three-month	Nine- month	Three-month	Nine-month
Salaries	~~W~~	1,448	4,533	715	2,287
Severance benefits		22	67	12	37
Share-based payment expenses(*)		741	2,986	53	(516)
	~~W~~	2,211	7,586	780	1,808

(*) Expenses recognized during the vesting period under the agreement on share-based payments.

(f) Shinhan Investment Corp., the subsidiary, acquired bonds of ~~W~~ 345,000 million and ~~W~~ 40,000 million issued by the Company for the nine-month periods ended September 30, 2021 and 2020 respectively.

(g) As of the September 30, 2021, the deposit of credit card use provided by Shinhan Card Co., Ltd., a subsidiary company, is ~~W~~ 4,000 million.

25. Events after the reporting period

(a) Subsidiary investment shares

On October 29, 2021, the Company signed a Share Purchase Agreement with BNP Paribas Group Co., Ltd. for a 94.54%(common stock 7,230,174 shares) stake in BNP Paribas Cardif Life Insurance Co., Ltd.

(b) Decision of interim dividend

On October 26, 2021, the Company decided to pay ~~W~~ 260 per share on common stock and convertible preferred stock for interim dividend by resolutions of the Board of Directors. Therefore, the total dividend to be paid is ~~W~~ 138,860 million and the dividend base date is September 30, 2021.

26. Uncertainty due to changes in domestic and global economic conditions

The rapid spread of the COVID-19 is negatively affecting the global economy. The Company uses forward-looking information to estimate expected credit losses in accordance with Korean IFRS No.1109 ‘Financial Instruments’ and there have been significant changes in forward-looking information due to the spread of the COVID-19 virus for the year ended December 31, 2020. As of December 31, 2020, the forecast default rate is re-estimated using changed forward-looking information on KOSPI, private consumption index and facility investment growth rate which are major variables for calculating the default rate.

As of September 30, 2021, the economic environment has remained uncertain. Expected credit losses may change depending on the end of the COVID-19 and the pace of economic recovery. The Company will continue to monitor the impact of the COVID-19 on the economy.